Exhibit 99.1

IMMEDIATE	26 OCTOBER 2006

Resolution passed at Extraordinary General Meeting on 26 October 2006

An Extraordinary General Meeting of Royal & Sun Alliance Insurance Group plc (R&SA) to request shareholder approval of the proposed amendments to R&SA’s Articles of Association (to enable R&SA to deregister from the SEC) took place today. The resolution was unanimously approved by attending shareholders on a show of hands. The decision of the attending shareholders was endorsed by the proxy votes cast. A summary of the proxy votes is shown below:

For	Discretionary	Against	Vote Withheld

1,672,469,008	1,942,126	252,861,447	14,524,969

Issued ordinary share capital as at 26 October 2006: 2,961,634,470

The resolution was supported by a substantial majority (over 86.5%) of the proxy votes cast (for votes plus discretionary) in favour of the amendments.

R&SA will now take steps to deregister from the SEC and suspend SEC reporting obligations. A further announcement in respect of these steps will be made shortly.

--ENDS--

For further information:

Analysts	Press

Helen Pickford	Phil Wilson-Brown	Luke Thomas
Head of Investor Relations	Head of External	Deputy Group Company
	Communications	Secretary
Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7047	Tel: +44 (0) 20 7111 7032

Issued by Royal & Sun Alliance Insurance Group plc 9th Floor One Plantation Place 30 Fenchurch Street London EC3M 3BD Telephone +44 (0)20 7111 7136 Facsimile +44 (0)20 7111 7451